Exhibit 4.6
HUDSON PACIFIC PROPERTIES, INC.
DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON STOCK

General

This exhibit describes the general terms of the Company’s common stock. For a more detailed description of these securities, you should read the applicable provisions of the Maryland General Corporation Law, or MGCL, and the Company’s charter and bylaws.

The Company’s charter provides that the Company may issue up to 490 million shares of Common Stock, $0.01 par value per share. The Company’s charter authorizes its board of directors, with the approval of a majority of the entire board and without any action by the Company’s stockholders, to amend the Company’s charter to increase or decrease the aggregate number of shares of stock or, subject to the rights of holders of any class or series of the Company’s stock, the number of shares of stock of any class or series that the Company has the authority to issue. As of December 31, 2019, 154,691,052 shares of the Company’s Common Stock were issued and outstanding.

Under Maryland law, stockholders generally are not personally liable for the Company’s debts or obligations solely as a result of their status as stockholders.

Subject to the preferential rights of holders of any class or series of the Company’s stock that may be issued in the future, and to the provisions of the Company’s charter regarding the restrictions on ownership and transfer of the Company’s stock, holders of shares of the Company’s Common Stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by the Company’s board of directors out of funds legally available therefor and declared by the Company, and to share ratably in the Company’s assets legally available for distribution to the Company’s stockholders in the event of the Company’s liquidation, dissolution or winding up, after payment or establishment of reserves for all known debts and liabilities of the Company.

Subject to the provisions of the Company’s charter regarding the restrictions on ownership and transfer of the Company’s stock and except as may otherwise be specified in the terms of any class or series of the Company’s stock that may be issued in the future, each outstanding share of the Company’s Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and the holders of shares of the Company’s Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of the Company’s directors. In uncontested elections, directors are elected by the affirmative vote of a majority of all the votes cast “for” and “against” each director nominee. In contested elections, directors are elected by a plurality of the votes cast.

Holders of shares of the Company’s Common Stock have no preference, conversion, exchange, sinking fund or redemption rights, and have no preemptive rights to subscribe for any

Exhibit 4.6
securities of the Company. The Company’s charter provides that the Company’s stockholders generally have no appraisal rights unless the Company’s board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of the Company’s Common Stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of the Company’s charter regarding the restrictions on ownership and transfer of the Company’s stock, holders of shares of the Company’s Common Stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another type of entity, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. The Company’s charter provides for the approval of these matters by a majority of the votes entitled to be cast on the matter, except that the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast is required to remove a director elected by holders of the Company’s Common Stock or to amend the removal provisions of the Company’s charter or the vote required to amend such provisions. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Because the Company’s operating assets may be held by our operating partnership or its wholly owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of such assets without the approval of the Company’s stockholders.

The Company’s charter authorizes the Company’s board of directors to reclassify any unissued shares of the Company’s Common Stock into other classes or series of stock, to establish the designation and number of shares of each such class or series and to set, subject to the rights of holders of any class or series of the Company’s stock and the provisions of the Company’s charter regarding the restrictions on ownership and transfer of the Company’s stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common Stock

We believe that the power of the Company’s board of directors to amend the Company’s charter to increase or decrease the aggregate number of authorized shares of Common Stock, to authorize the Company to issue additional authorized but unissued shares of the Company’s Common Stock and to classify or reclassify unissued shares of the Company’s Common Stock and thereafter to cause the Company to issue such classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Additional classes or series of Common Stock, as well as the additional authorized shares of common stock, will be available for issuance without further

Exhibit 4.6
action by the Company’s stockholders unless such action is required by the terms of any class or series of the Company’s stock that may be issued in the future or the rules of any stock exchange or automated quotation system on which the Company’s securities may be listed or traded. Although the Company’s board of directors does not currently intend to do so, it could authorize the Company to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of the Company that might involve a premium price for the Company’s Common Stock or that the Company’s common stockholders otherwise believe to be in their best interests.

Restrictions on Ownership and Transfer

To assist us in complying with certain federal income tax requirements applicable to REITs, the Company’s charter contains certain restrictions relating to the ownership and transfer of the Company’s Common Stock.